UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Kintera, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

4972P5506

(CUSIP Number)

Mr. Joseph I. Worsham, II	with a copy to:
General Counsel	John D. Hogoboom, Esq.
BC Advisors, LLC	Lowenstein Sandler PC
300 Crescent Court, Ste. 1111	65 Livingston Avenue
Dallas, Texas 75201	Roseland, New Jersey 07068
(214) 756-6073	(973) 597-2500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 4972P5506

1	Names of Reporting Persons. Steven R. Becker

I.R.S. Identification Nos. of above persons (entities only):

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions):

AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

Not Applicable

6	Citizenship or Place of Organization:

United States

	7	Sole Voting Power:

NUMBER OF		2,066,143*

SHARES	8	Shared Voting Power:
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power:
REPORTING
PERSON		2,066,143*

WITH	10	Shared Dispositive Power:

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

2,066,143*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
Not Applicable

13	Percent of Class Represented by Amount in Row (11):

5.1%*

14	Type of Reporting Person (See Instructions):

HC/IN
* Based on 40,080,940 shares of common stock issued and outstanding as of December 20, 2006, as reported by the issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 27, 2006.

Cusip No. 4972P5506

1	Names of Reporting Persons. BC Advisors, LLC

I.R.S. Identification Nos. of above persons (entities only):

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions):

AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

Not Applicable

6	Citizenship or Place of Organization:

Texas

	7	Sole Voting Power:

NUMBER OF		2,066,143*

SHARES	8	Shared Voting Power:
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power:
REPORTING
PERSON		2,066,143*

WITH	10	Shared Dispositive Power:

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

2,066,143*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
Not Applicable

13	Percent of Class Represented by Amount in Row (11):

5.1%*

14	Type of Reporting Person (See Instructions):

HC/CO
* Based on 40,080,940 shares of common stock issued and outstanding as of December 20, 2006, as reported by the issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 27, 2006.

Cusip No. 4972P5506

1	Names of Reporting Persons. SRB Management, L.P.

I.R.S. Identification Nos. of above persons (entities only):

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions):

AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

Not Applicable

6	Citizenship or Place of Organization:

Texas

	7	Sole Voting Power:

NUMBER OF		2,066,143*

SHARES	8	Shared Voting Power:
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power:
REPORTING
PERSON		2,066,143*

WITH	10	Shared Dispositive Power:

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

2,066,143*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
Not Applicable

13	Percent of Class Represented by Amount in Row (11):

5.1%*

14	Type of Reporting Person (See Instructions):

IA/PN
* Based on 40,080,940 shares of common stock issued and outstanding as of December 20, 2006, as reported by the issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 27, 2006.

Cusip No. 4972P5506

1	Names of Reporting Persons. WS Capital, L.L.C.

I.R.S. Identification Nos. of above persons (entities only):

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions):

AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

Not Applicable

6	Citizenship or Place of Organization:

Texas

	7	Sole Voting Power:

NUMBER OF		304,000*

SHARES	8	Shared Voting Power:
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power:
REPORTING
PERSON		304,000*

WITH	10	Shared Dispositive Power:

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

304,000*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
Not Applicable

13	Percent of Class Represented by Amount in Row (11):

0.8%*

14	Type of Reporting Person (See Instructions):

HC/CO
* Based on 40,080,940 shares of common stock issued and outstanding as of December 20, 2006, as reported by the issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 27, 2006.

Cusip No. 4972P5506

1	Names of Reporting Persons. WS Capital Management, L.P.

I.R.S. Identification Nos. of above persons (entities only):

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions):

AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

Not Applicable

6	Citizenship or Place of Organization:

Texas

	7	Sole Voting Power:

NUMBER OF		304,000*

SHARES	8	Shared Voting Power:
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power:
REPORTING
PERSON		304,000*

WITH	10	Shared Dispositive Power:

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

304,000*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
Not Applicable

13	Percent of Class Represented by Amount in Row (11):

0.8%*

14	Type of Reporting Person (See Instructions):

IA/PN
* Based on 40,080,940 shares of common stock issued and outstanding as of December 20, 2006, as reported by the issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 27, 2006.

Cusip No. 4972P5506

1	Names of Reporting Persons. Reid S. Walker

I.R.S. Identification Nos. of above persons (entities only):

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions):

PA/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

Not Applicable

6	Citizenship or Place of Organization:

United States

	7	Sole Voting Power:

NUMBER OF		304,000*

SHARES	8	Shared Voting Power:
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power:
REPORTING
PERSON		304,000*

WITH	10	Shared Dispositive Power:

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

304,000*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
Not Applicable

13	Percent of Class Represented by Amount in Row (11):

0.8%*

14	Type of Reporting Person (See Instructions):

HC/IN
* Based on 40,080,940 shares of common stock issued and outstanding as of December 20, 2006, as reported by the issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 27, 2006.

Cusip No. 4972P5506

1	Names of Reporting Persons. G. Stacy Smith

I.R.S. Identification Nos. of above persons (entities only):

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions):

AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

Not Applicable

6	Citizenship or Place of Organization:

United States

	7	Sole Voting Power:

NUMBER OF		304,000*

SHARES	8	Shared Voting Power:
BENEFICIALLY
OWNED BY		0

EACH	9	Sole Dispositive Power:
REPORTING
PERSON		304,000*

WITH	10	Shared Dispositive Power:

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

304,000*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
Not Applicable

13	Percent of Class Represented by Amount in Row (11):

0.8%*

14	Type of Reporting Person (See Instructions):

HC/IN
* Based on 40,080,940 shares of common stock issued and outstanding as of December 20, 2006, as reported by the issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 27, 2006.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Shares”), of Kintera, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 9605 Scranton Road, Suite 200, San Diego, California 92121.

Item 2.	Identity and Background.
(a) The persons filing this statement are Steven R. Becker, Reid S. Walker, G. Stacy Smith, BC Advisors, LLC, a Texas limited liability company (“BCA”), SRB Management, L.P., a Texas limited partnership (“SRB Management”), WS Capital, L.L.C., a Texas limited liability company (“WS Capital”), and WS Capital Management, L.P., a Texas limited partnership (“WSC Management”) (collectively, the “Reporting Persons”).

BCA is the general partner of SRB Management, which is the general partner of SRB Greenway Capital, L.P., a Texas limited partnership (“SRBGC”), SRB Greenway Capital (Q.P.), L.P., a Texas limited partnership (“SRBQP”), and SRB Greenway Offshore Operating Fund, L.P., a Cayman Islands limited partnership (“SRB Offshore”). Mr. Becker is the sole principal of BCA.

WS Capital is the general partner of WSC Management, which is the general partner of Walker Smith Capital, L.P., a Texas limited partnership (“WSC”), and Walker Smith Capital (Q.P.), L.P., a Texas limited partnership (“WSCQP”), the investment manager and agent and attorney-in-fact for Walker Smith International Fund, Ltd., a British Virgin Islands exempted company (“WS International”), and the investment manager for HHMI Investments, L.P., a Delaware limited partnership (“HHMI”). Mr. Walker and Mr. Smith are the principals of WS Capital.

Pursuant to a letter agreement, Mr. Becker may collaborate with Mr. Walker and Mr. Smith on investment strategies from time to time. Each of the Reporting Persons expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the Shares reported herein, and this statement shall not be deemed to be an admission that any such Reporting Person is a member of such a group.

(b) The business address of the Reporting Persons is 300 Crescent Court, Suite 1111, Dallas, Texas 75201.

(c) The principal business of Mr. Becker is serving as the principal of BCA. The principal business of BCA is serving as the general partner of SRB Management. The principal business of SRB Management is serving as the general partner of SRBGC, SRBQP and SRB Offshore.

The principal business each of Mr. Walker and Mr. Smith is serving as a principal of WS Capital. The principal business of WS Capital is serving as the general partner of WSC Management. The principal business of WSC Management is serving as the general partner of WSC and WSCQP and the investment manager and agent and attorney-in-fact for WS International.

The principal business of WSC, WSCQP, WS International, SRBGC, SRBQP and SRB Offshore is purchasing, holding and selling securities for investment purposes.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) WS Capital, WSC Management, WSC, WSCQP, SRBGC and SRBQP are organized under the laws of the State of Texas. WS International is organized under the laws of the British Virgin Islands. SRB Offshore is organized under the laws of the Cayman Islands. Mr. Becker, Mr. Walker and Mr. Smith are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

All funds used to purchase the securities of the Company set forth herein on behalf of the Reporting Persons have come directly from the assets of such Reporting Persons and their affiliates. The aggregate amount of funds used in purchasing the securities included in Item 5(c) of this Schedule 13D was $600,000.

Item 4.	Purpose of Transaction.

The Reporting Persons are the beneficial owners of an aggregate of 2,370,143 Shares. The Reporting Persons acquired the securities of the Company reported on this Schedule 13D because they believed such securities represented an attractive investment.

Since the original investment, the Reporting Persons have developed concern about the Company’s operating results and management policies and personnel. These concerns led the reporting Persons to send the Company’s Board of Directors a letter requesting that they consider implementing management changes. A copy of the letter is attached hereto as Exhibit 2 to this Schedule 13D, pursuant to Item 7. The letter is The Reporting Persons are concerned with the Company’s continued losses beginning in fiscal year 2004, continuing through 2005 and as reported so far for 2006, as well as the Company’s recourse to dilutive financings. The Reporting Persons believe that the Company would benefit from the presence of new professional management and the separation of the chairman and Chief Executive Officer positions.

However, the Reporting Persons may, from time to time, evaluate various other alternatives that they may consider in order to influence the performance of the Company and the activities of its Board of Directors. Depending on various factors, the Reporting Persons may take such actions as they deem appropriate including, without limitation, engaging in discussions with management and the Board of Directors of the Company, communicating with other stockholders, making proposals to the Company concerning the operations of the Company, purchasing additional Shares or selling some or all of their Shares or seeking to make a significant equity investment in the Company.

The Reporting Persons may also determine to change their investment intent with respect to the Company in the future. The Reporting Persons intend to vote their respective Shares individually as each Reporting Person deems appropriate from time to time. In determining whether to sell or retain their Shares, each Reporting Person will take into consideration such factors as it deems relevant, including, without limitation, the Company’s business and prospects, anticipated future developments, existing and anticipated market conditions, general economic conditions, and other opportunities available to the Reporting Person. Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in Company’s securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Becker is the beneficial owner of 2,066,143 shares, which includes (i) 1,746,143 Shares, (ii) warrants to purchase 120,000 Shares and (iii) warrants to purchase 200,000 Shares beneficially owned by BCA and SRB Management for the accounts of SRBGC, SRBQP and SRB Offshore.

BCA and SRB Management are the beneficial owners of 2,066,143 Shares for the accounts of SRBGC, SRBQP and SRB Offshore.

Mr. Walker is the beneficial owner of 304,000 Shares, which includes (i) 80,000 Shares, (ii) warrants to purchase 24,000 Shares and (iii) warrants to purchase 200,000 Shares beneficially owned by WS Capital and WSC Management for the accounts of WSC, WSCQP, WS International and HHMI.

Mr. Smith is the beneficial owner of 304,000 Shares, which includes (i) 80,000 Shares, (ii) warrants to purchase 24,000 Shares and (iii) warrants to purchase 200,000 Shares beneficially owned by WS Capital and WSC Management for the accounts of WSC, WSCQP, WS International and HHMI.

WS Capital and WSC Management are the beneficial owners of 304,000 Shares.

(b) Each of the Reporting Persons has sole power to vote and direct the disposition of the Shares for which it is deemed to be the beneficial owner.

(c) The only transactions in Shares that were effected during the past sixty days were the purchase in a private placement by the Company on December 12, 2006 of an aggregate of 480,000 Shares and 144,000 warrants to purchase Shares. The securities were purchased for an aggregate purchase price of $600,000. Other than as described in the preceding paragraphs, there were no transactions in Shares effected during the past sixty days by any of the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the private placement described in this Schedule 13D, the Reporting Persons, among others, entered into (i) a Securities Purchase Agreement, dated as of December 12, 2006 (the “Purchase Agreement”), pursuant to which, among other things, the Reporting Persons purchased the securities described in Item 5 of this Schedule 13D, as more particularly set forth and described in the Purchase Agreement incorporated by reference as Exhibit 3 hereto, and (ii) a Registration Rights Agreement, dated as of December 12, 2006 (the “Registration Rights Agreement”), pursuant to which, among other things, the Reporting Persons and the Company agreed to the terms under which the Company shall register the Shares issued under the Purchase Agreement for resale by the filing of a registration statement with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and perform various other obligations and agreements related to such registration, as more particularly set forth and described in the Registration Rights Agreement incorporated by reference as Exhibit 4 hereto.

The descriptions of the transactions and agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete documents or agreements governing such matters, each of which is attached hereto or incorporated by reference to this Schedule 13D as an exhibit pursuant to Item 7 hereof.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among the Reporting Persons and any person or entity.

Item 7.	Material to be Filed as Exhibits.

1. Joint Filing Agreement, dated January 26, 2007, entered into by and among Mr. Becker, BC Advisors, LLC, SRB Management, L.P., WS Capital, L.L.C., WS Capital Management, L.P., Reid S. Walker and G. Stacy Smith.

2. Letter from Steven R. Becker to the Board of Directors of Kintera, Inc., dated as of January 26, 2007.

3. Securities Purchase Agreement dated as of December 12, 2006, by and among Kintera, Inc. and the investors identified on the signature pages thereto, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated December 12, 2006, as filed by Kintera, Inc. with the Securities and Exchange Commission on December 13, 2006.

4. Registration Rights Agreement dated as of December 12, 2006, by and among Kintera, Inc. and the investors identified on the signature pages thereto, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, dated December 12, 2006, as filed by Kintera, Inc. with the Securities and Exchange Commission on December 13, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2007

/s/ Steven R. Becker
Steven R. Becker

BC ADVISORS, LLC
By: /s/ Steven R. Becker
Steven R. Becker, Member

SRB MANAGEMENT, L.P.
By: BC Advisors, LLC, its general partner
By: /s/ Steven R. Becker
Steven R. Becker, Member

WS CAPITAL, L.L.C.
By: /s/ Reid S. Walker
Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P.
By: WS Capital, L.L.C., its general partner
By: /s/ Reid S. Walker
Reid S. Walker, Member

/s/ Reid S. Walker
REID S. WALKER

/s/ G. Stacy Smith
G. STACY SMITH

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k), as promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Kintera, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of January 26, 2007.

January 26, 2007

/s/ Steven R. Becker
Steven R. Becker

BC ADVISORS, LLC
By: /s/ Steven R. Becker
Steven R. Becker, Member

SRB MANAGEMENT, L.P.
By: BC Advisors, LLC, its general partner
By: /s/ Steven R. Becker
Steven R. Becker, Member

WS CAPITAL, L.L.C.
By: /s/ Reid S. Walker
Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P.
By: WS Capital, L.L.C., its general partner
By: /s/ Reid S. Walker
Reid S. Walker, Member

/s/ Reid S. Walker
REID S. WALKER

/s/ G. Stacy Smith
G. STACY SMITH

Exhibit 2. Letter from Steven R. Becker to the Board of Directors of Kintera, Inc., dated as of January 26, 2007.

GREENWAY CAPITAL

January 26, 2007

To the Directors of Kintera, Inc.
Alfred Berkeley
Dennis Berman
Philip Heasley
Allen Gruber
Robert Korzeniewski
Deborah Rieman
Hector Garcia-Molina
Harry Gruber

c/o Kintera, Inc.
9605 Scranton Road, Suite 200
San Diego, California 92121

We currently hold approximately 5.8% of Kintera, Inc. common stock and have become increasingly troubled by Kintera’s pattern of losses, progressively dilutive financings, inaccurate guidance, and plunging credibility within the investor community. We believe that Harry Gruber, Chairman & CEO, has reached his limits with respect to moving Kintera forward. This letter is not a personal broadside on Mr. Gruber who exhibited the entrepreneurial vision and skills necessary to lead Kintera through its formation and initial public offering. However, after reaching a high of $17.29 during the months following the IPO, Kintera’s share price has plummeted to the $1.25 levels. With Mr. Gruber at its helm, Kintera has not demonstrated a sufficient ability to achieve its own projections, to drive operational efficiencies and the integration of acquisitions, to manage a productive salesforce which delivers organic growth, or to even provide a credible estimate for when the Company will be profitable. At the same time, it appears to us that Mr. Gruber runs Kintera more as a family business than as a value maximizing public company, while repeatedly accessing the capital markets without regard to the dilution of existing shareholders. We believe that Kintera, under the continued leadership of Mr. Gruber, is squandering the terrific potential that its solution and targeted markets represent. We simply do not understand how the Board of Directors can in good faith continue to endorse the leadership of Mr. Gruber given these results.

Kintera has an accumulated deficit of $118 mm and has been unprofitable every quarter that it has been public. In the latest quarter Kintera had a net loss of $6.9 mm while its revenues actually declined on a year over year basis. Kintera’s annualized revenue per employee ratio of $125,000 is approximately half that of its small public software peers, which range as high as $343,000 per employee. Two of Kintera’s peers have approximately twice the revenue on the same SG&A as Kintera. The failure to successfully integrate Kintera’s multiple acquisitions has left it with a head count significantly above that which is necessary to reach breakeven. We are prepared to meet with the directors or a committee appointed by the board to demonstrate the basis for these comparisons and to discuss our concerns.

We have had numerous conversations and meetings with management over the past few years and been told on many occasions that Kintera would take the necessary steps to reach sustainable positive EBITDA by both growing its revenues and reducing its cost structure. As illustrated below, the gap between what Kintera management forecasted to investors and what actually happened is extraordinary. This sort of guidance and failure to perform appears to us to have caused the investment community to lose confidence in Mr. Gruber.

4th Quarter 2004 Earnings Conference Call - February 18th 2005
Company guidance: “We continue to expect profitability in the third quarter (of 2005)”
Actual result: Kintera lost $8.3 mm in the third quarter of 2005

1st Quarter 2005 Earnings Conference Call - May 10th 2005
Company guidance: “Kintera as a public sector market leader and innovator expects to be profitable in the first quarter of 2006.”
Actual result: Kintera lost $9.3 mm in the first quarter of 2006

2nd Quarter 2005 Earnings Conference Call - August 16th 2005
Company guidance: “We believe we can be cash flow positive by the third quarter of 2006.”
Actual result: Kintera had a net loss of $6.9 mm and an “Adjusted EBITDA” loss of $4.2 mm for the 3rd quarter of 2006

1st Quarter 2006 Earnings Conference Call - May 15th 2006
Company guidance: “Kintera expects to have positive cash flow from operations for the fourth quarter 2006.”
At the current time, Kintera is no longer providing guidance for when it expects to achieve positive EBITDA.

Kintera has raised equity in four dilutive pipe financings in its short history as a public company, with its share count increasing from 12.5 mm to 40.6 mm since the IPO. The latest financing, in which Kintera sold equity at $1.25 a share (an 82% discount to its $7 IPO price) and also included a significant package of warrants PLUS a reset on the warrants from a previous transaction, serves to illustrate the aggressive measures which Kintera must take to attract investors. Kintera’s financing history illustrates Mr. Gruber’s willingness to sell equity at progressively dilutive levels.

•	December 2003 IPO Kintera sells 5.75 mm shares at $7 raising approximately $40 mm. Post offering Kintera had approximately 12.5 mm shares outstanding.

•	July 2004 - Kintera sells 2.5 mm shares at $8 per share raising $20 mm. As of the next filed 10-Q Kintera had 23.9 mm shares outstanding.

•	November 2004 - Kintera sells 2.5 mm shares at $7 per share raising approximately $17.5 mm. As of the next filed 10-Q Kintera had 27.8 mm shares outstanding.

•	December 2005 - Kintera sells 4.5 mm shares at $3 per share and sells 1.8 mm warrants raising $13.5 mm. As of 2005 10-K filed in March, Kintera had 36.2 mm shares outstanding.

•
December 2006 - Kintera sells 4 mm shares at $1.25 per share and 1.2 mm warrants as well as a reset on the previous private placement warrant, resulting in a post deal capital structure with 40.6 mm shares outstanding.

Why is this record of losses and demonstrated inability to run this business as a profitable business model acceptable? Isn’t it time for Mr. Gruber to step aside from day to day management and allow seasoned operators to run Kintera as a profitable business? We believe it is your duty as directors to hold management accountable and to make replacements as necessary.

We also believe that it is poor governance for the Chairman and CEO to be the same individual. In all likelihood, because it endows him with the ability to control the agenda at Kintera, Mr. Gruber’s role as Chairman has allowed this sort of unacceptable performance by a CEO to continue far longer than we believe would be typical.

In the latest quarterly press release Mr. Gruber actually trumpeted being named to a list of local high growth companies in a quarter when Kintera’s revenues declined year over year. We believe that Kintera is capable of achieving more for its shareholders than just immaterial accolades. We urge the Board of Directors of Kintera to act on behalf of Kintera’s shareholders and exercise its fiduciary obligation to replace Mr. Gruber with a professional manager who can deliver on the enormous potential that we believe Kintera’s targeted markets hold.

Very Sincerely,

/s/ Steven R. Becker
Steven R. Becker